EXHIBIT (d)(5)
INTERIM INVESTORS AGREEMENT
     This Interim Investors Agreement (the “Agreement”) is made as of July 24, 2006 by and among Hercules Holding II, LLC (“Parent”) and the other parties appearing on the signature pages hereto (the “Investors”).
RECITALS
     1. On the date hereof, Parent, Hercules Acquisition Corporation (“Merger Sub”) and HCA Inc. (the “Company”) have executed an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into the Company (the “Merger”).
     2. Each of the Investors has, on or after the date hereof, executed a letter agreement in favor of Parent in which each such Investor has agreed, subject to the terms and conditions set forth therein, to make a cash equity or rollover equity investment in Parent at the Closing (as hereinafter defined) (each, an “Equity Commitment Letter”).
     3. The Investors and Parent wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement, the Equity Commitment Letters and the several limited guarantees of the Investors in connection with the Merger Agreement, and the transactions contemplated by each.
AGREEMENT
     Therefore, the parties hereto hereby agree as follows:
1. EFFECTIVENESS; DEFINITIONS.
     1.1. Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 1.2, 2.8, 2.10, the proviso of 2.11(b), 2.13, 3 and 4 (other than 4.9)) upon the earliest of (i) the closing under the Merger Agreement (the “Closing”) and (ii) the termination of the Merger Agreement; provided that any liability for failure to comply with the terms of this Agreement shall survive such termination.
     1.2. Definitions. Certain terms are used in this Agreement as specifically defined herein. Certain of those definitions are set forth in Section 3 hereof. Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.
2. AGREEMENTS AMONG THE INVESTORS.
     2.1. Authority of Parent. The Requisite Investors may cause Parent to take any action, subject to compliance with this Agreement, permitted under this Agreement, and, except as otherwise set forth herein, Parent shall take only those actions approved by the Requisite Investors.

     2.2. Actions Under the Merger Agreement. Subject to Section 2.7 below, the Requisite Investors may cause Parent to take any action or refrain from taking any action in order for Parent to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, including determining that the conditions to closing specified in Sections 8.1 and 8.2 of the Merger Agreement (the “Closing Conditions”) have been satisfied, waiving compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amending or modifying the Merger Agreement (including Section 9.2(d)) and determining to close the Merger; provided, however, that the Requisite Investors may not cause Parent to amend the Merger Agreement in a way that has an impact on any Investor that is different from the impact on the other Investors in a manner that is materially adverse to such Investor without such Investor’s consent. Parent shall not, and the Investors shall not permit Parent to, determine that Closing Conditions have been satisfied, waive compliance with any agreements and conditions contained in the Merger Agreement, including any Closing Condition, amend or modify the Merger Agreement or determine to close the Merger, or take any other action with respect to the Merger Agreement unless such action has been approved by the Requisite Investors. Subject to Section 2.7 below, in the event that the Closing Conditions are satisfied or validly waived (subject to the above approval requirements), Parent, by action of the Requisite Investors, may, in its discretion, terminate the participation in the transaction of any Investor that does not fund its Commitment or that asserts in writing its unwillingness to fund its Commitment; provided that such termination shall not affect Parent’s rights against such Investor under such Investor’s Equity Commitment Letter with respect to such failure to fund, which rights shall be as provided in Section 2.6, Section 4.3 and Section 4.4 hereof.
     2.3. Debt Financing. Subject to Section 2.7 below, the Requisite Investors shall seek to cause the Company to (a) negotiate, enter into and borrow under definitive agreements relating to debt financing to be provided at the Closing and (b) arrange for, market and negotiate and enter into definitive agreements relating to high yield debt, including agreeing to the financial terms of such debt, to be issued at the Closing, in each case (a) and (b), on the terms set forth in the debt commitment letters attached as Schedule C (the “Debt Commitment Letters”) and/or on such additional or modified terms as the Requisite Investors shall approve.
     2.4. Management Arrangements. The Requisite Investors shall seek to cause Parent and/or the Company to negotiate and enter into definitive agreements with members of management of the Company with respect to the terms of management’s employment, compensation, and equity incentives on the terms set forth in Schedule A and/or on such additional or modified terms as the Requisite Investors shall approve.
     2.5. Shareholders Agreement. Each Investor agrees to enter into, concurrently with the Closing, one or more definitive agreements with respect to such matters as are set forth on Schedule B and/or such additional or modified terms as all four of the persons that could be a Requisite Investor (collectively, the “Four Investors”) shall approve; provided, that if any such additional or modified terms have an impact on any Investor that is different from the impact on the other Investors (taking into account, among other things, the size of such Investor’s investment) in a manner that is materially adverse to such Investor, the Investor shall be required to approve such terms to the extent they apply to such Investor.

     2.6. Equity Commitments.
     2.6.1. Each Investor hereby affirms and agrees that Parent, acting at the direction of the Requisite Investors, shall be entitled to enforce the provisions of each Equity Commitment Letter. Parent shall not attempt to enforce any Equity Commitment Letter until the Requisite Investors have determined that the Closing Conditions have been satisfied or validly waived as permitted hereunder. Parent shall have no right to enforce any of the Equity Commitment Letters unless acting at the direction of the Requisite Investors, and no Investor shall have any right to enforce any of the Equity Commitment Letters except as one of the Requisite Investors acting through Parent.
     2.6.2. All securities issued by Parent and its subsidiaries at the Closing shall be issued to the Investors pro rata in class, series and amount proportionate to the relative total amounts purchased and rolled-over by all Investors in accordance with each Investor’s Commitments, other than any equity securities issued to management in transactions contemplated by Schedule A (which shall include the new options described therein).
     2.6.3. Prior to the Closing, no Investor shall transfer, directly or indirectly, its equity interests in Parent or its obligations and rights under its Equity Commitment Letter, other than in accordance with the rules set forth in Schedule B under “Sell-down”, a transfer to one or more affiliated funds or affiliated entities (other than portfolio companies) or as approved by the Requisite Investors or, in the case of the Family Investor, a transfer to (i) any family member or heir, legatee, beneficiary, devisee or estate of such family member, or (ii) any foundation, trust or other entity used for estate planning purposes, provided that the Family Investor or any person described in clause (i) above collectively retains control over such shares at all times (each, a “Permitted Family Transferee”).
     2.7. Non-Consenting Investors. Notwithstanding anything to the contrary in Sections 2.2 and 2.3 above, Parent shall not, and the Requisite Investors shall not permit Parent to, (i) modify or amend the Merger Agreement so as to increase or modify the form of the Merger Consideration or increase in any way the obligations under the several limited guarantees of the Investors or (ii) modify or waive, in a manner adverse to Parent or the Investors, any provisions relating to the Termination Fee or any financing contingency or condition; provided that in the event that the Requisite Investors are willing to agree to, proceed with, or take any action or enter into any agreement (or, in each such case, to permit Parent to do so) with respect to the matters described in clauses (i) and (ii) above and any Investor (which may include one of the Investors identified in the definition of “Requisite Investors”) declines to agree to, proceed with, or enter into (or, in each such case, to permit Parent to do so) with respect to such matter (a “Non-Consenting Investor”), the Requisite Investors may nevertheless proceed with such matter by first terminating such Non-Consenting Investor’s participation in the transaction and, in such event, such Non-Consenting Investor shall have no liability hereunder (other than as specifically provided in Section 2.10) or under its Equity Commitment Letter or Guarantee; and provided further that prior to the effectiveness of the matter at issue, such Non-Consenting Investor shall have received a full and unconditional release of this Agreement (subject to the applicable provisions of Section 2.10 and except with respect to breaches of this Agreement by such Non-Consenting Investor occurring prior to the date of such release) and the Equity Commitment Letter and its Guarantee from Parent, the Company, and each other Investor, or a mutually satisfactory indemnity with respect to liability under such Equity Commitment Letter, its Guarantee and this Agreement. In the event the Requisite Investors terminate the Non-Consenting Investor’s participation in the transaction, the amount of the Non-Consenting Investor’s Commitment shall first be offered to the other Investors in proportion to their respective Commitments at the time of such termination, and if none or not all of the Non-Consenting Investor’s Commitment is accepted by the other Investors, then the Requisite Investors may offer the Non-Consenting Investor’s Commitment, or portion thereof, to the other Investors or to a new investor or investors.
     2.8. Termination Fee. Parent shall, and the Requisite Investors shall cause Parent to, arrange that any Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement shall, unless an Investor (other than a Sponsor Investor or Family Investor) has otherwise agreed with Parent with the consent of each of the Sponsor Investors and the Family Investor, be promptly paid as directed by Parent to the Investors or their designees in proportion to their respective Commitments at the time of such termination, after making adequate provisions for any expenses which are to be borne by Parent or the Investors proportionately pursuant to Section 2.10. A Non-Consenting Investor whose participation in the transaction has been terminated as provided in Section 2.2, Section 2.7 above or Section 2.12 below shall not share in any portion of the Termination Fee other than with respect to the reimbursement of expenses (including all expenses for which they are responsible pursuant to Section 2.10 below).
     2.9. Notice of Closing. Parent will use its reasonable best efforts to provide each Investor with at least 15 days prior notice of the Closing Date under the Merger Agreement; provided that the failure to provide such notice will not relieve an Investor of its obligations under Section 2.6 of this Agreement. Any notices or correspondence received by Parent under, in connection with, or related to the Merger Agreement shall be promptly provided to each Investor at the address set forth in the Equity Commitment Letters, or any other address designated by such Investor in writing to Parent.
     2.10. Expense Sharing. Unless an Investor (other than a Sponsor Investor or Family Investor) has otherwise agreed with Parent either (x) with the consent of each of the Sponsor Investors and the Family Investor or (y) pursuant to an Equity Commitment Letter dated the date hereof, each Investor agrees that it will be responsible for its proportionate share of the out-of-pocket expenses incurred by each Sponsor Investor (as defined in Schedule B) or the Family Investor (as defined in Schedule B), including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by each Sponsor Investor and each Family Investor. Notwithstanding the foregoing, a Non-Consenting Investor will only be responsible for its proportionate share of out-of-pocket expenses and fees, and may only seek reimbursement in respect of out-of-pocket expenses and fees, incurred prior to such Investor becoming a Non-Consenting Investor. The obligations under this Section 2.10 shall exist whether or not the Merger is consummated and shall survive any termination of the other terms of this Agreement, to the extent that such fees and expenses are not paid by the Company or Parent. In the event of any sell-down as described in Schedule B, the obligations of each Investor pursuant to this Section 2.10 will be released according to such Investor’s proportionate extent of such sell-down, and the assignee of such Investor’s commitment pursuant to the sell-down shall assume such related released obligations under this Section 2.10.

     2.11. Representations and Warranties; Covenant. (a) Each Investor hereby represents, warrants and covenants to the other Investors that none of the information supplied in writing by such Investor for inclusion or incorporation by reference in the Company Proxy Statement or Schedule 13E-3 will cause a breach of the representation and warranty of Parent set forth in Section 5.5 of the Merger Agreement. Each Investor hereby represents, warrants and covenants to the other Investors that it has not entered, and will not enter, into any agreement, arrangement or understanding with any other Investor, any other potential investor or acquiror or group of potential investors or acquirors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, other than the agreements expressly contemplated by this Agreement (including Schedule B), and other than any debt financing agreements and arrangements between affiliates of the Investors. Each Investor who is contributing Rollover Contribution Shares (as defined in such Investor’s Equity Commitment Letter) hereby represents and warrants to the other Investors that it will not transfer (other than transfers to Permitted Family Transferees who become parties to this Agreement and the obligations under its Equity Commitment Letter), and will have at Closing, the Rollover Contribution Shares.
     (b) Until this Agreement is terminated pursuant to Section 1.1, other than in accordance with the rules set forth in Schedule B (under “Sell-down”), subject to Section 4.10 and other than as specifically provided in Section 7.4(h) of the Merger Agreement, no Investor shall enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquiror or group of investors or acquirors or the Company or any of its representatives with respect to the subject matter of this Agreement and the Merger Agreement or any other similar transaction involving the Company without the prior approval of the Requisite Investors; provided, that this Section 2.11(b) shall continue to apply to an Investor that is a Failing Investor or that is released from this Agreement pursuant to Section 2.7 or Section 2.12 for a period of one year following such release.
     2.12. Antitrust Matters. Each Investor will use reasonable best efforts to supply and provide information that is accurate in all material respects to any Governmental Authority requesting such information in connection with filings or notifications under, or relating to, Antitrust Laws. If any Governmental Authority asserts any objections under the HSR Act or any other applicable antitrust, competition or fair trade Laws (collectively, the “Antitrust Laws”) with respect to the Merger and such objections relate to the activities or investments of an Investor or such Investor’s affiliates, such Investor shall use its reasonable best efforts to resolve such objections. If such Investor is unable to resolve such objections after using its reasonable best efforts, then the Requisite Investors shall have the right, but not the obligation, to direct such Investor (the “Affected Investor”) to (i) modify or forego any or all of its governance rights with respect to Parent and its Affiliates until such future time as such objections would no longer be applicable if the Requisite Investors determine in good faith that such action may contribute to the resolution of such objections or, (ii) solely in the event the Affected Investor does not consent to the modification or elimination of its governance rights proposed by the Requisite Investors pursuant to clause (i), assign all of its rights and obligations under this Agreement and under its Guarantee and Equity Commitment Letter with respect to all or any portion of its Commitments to a person selected by the Requisite Investors, provided such person agrees in writing to be bound by the terms and conditions of this Agreement, such Guarantee and such Equity Commitment Letter (including assuming any and all liabilities and obligations of the Affected Investor under such agreements and instruments) with respect to the portion (if less than all) of the Commitments so assigned and assumed and the other Investors provide the Affected Investor with a mutually satisfactory indemnity with respect to its liability under this Agreement, such Guarantee and such Equity Commitment Letter (with respect to the portion (if less than all) of the Commitments so assigned) or obtain a full and unconditional release of the Affected Investor from this Agreement, such Guarantee and such Equity Commitment Letter with respect to the portion (if less than all) of the Commitments so assigned and assumed, except with respect to breaches of this Agreement and such Equity Commitment Letter occurring prior to the date of such release. The Requisite Investors will consult with the Affected Investor before directing the Affected Investor to take any of the foregoing actions and will use all reasonable efforts to attempt to resolve such objections.
     2.13. Contribution With Respect to Guarantees. The Investors shall cooperate in defending any claim that the Investors are or any one of them is liable to make payments under the Guarantees. Subject to Section 4.3, each Sponsor Investor and Family Investor agrees to contribute to the amount paid or payable by the other Sponsor Investors and Family Investor, as the case may be, in respect of the Guarantees so that each such Sponsor Investor or Family Investor will have paid an amount equal to the product of the aggregate amount paid under all of the Guarantees multiplied by a fraction of which the numerator is such Investor’s Commitments and the denominator is the sum of the Sponsors Investors’ and Family Investor’s Commitments, which amount shall be reduced proportionately based on such Sponsor Investors’ and Family Investor’s respective Commitments for any amounts paid or payable with respect to such Guarantees by any other Investor or other person contributing equity to Parent pursuant to the terms of such Investor’s Equity Commitment Letter.
     2.14. Voting. Until this Agreement (other than the Sections identified in the parenthetical in Section 1.1) is terminated pursuant to Section 1.1, at the Company Stockholder Meeting (or any adjournment or postponement thereof) or in any other circumstances upon which a vote, consent or other approval (including a written consent) with respect to the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement is sought, the Family Investor shall vote or execute consents with respect to (or cause to be voted or consents to be executed with respect to) all shares of Common Stock (as defined in the Merger Agreement) beneficially owned by the Family Investor as of the applicable record date in favor of the approval of the Merger Agreement, the Merger and any other transaction contemplated by the Merger Agreement.
3. DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings (all other capitalized terms used but not defined shall have the meanings given thereto in the Merger Agreement):
     “Commitments” shall, for each Investor (or any other person providing an equity commitment letter to Parent), mean the amount of cash equity or the value of rollover Shares (based on the Merger Consideration) set forth in the Equity Commitment Letters delivered by such Investor or other person to Parent, copies of which are attached as Schedule D hereto, after taking into account any sell-down, including sell-downs to the Co-Investors; it being understood and agreed that the aggregate amount of all Commitments is $5.3 billion.
     “Family Investor” shall mean, collectively, Frisco, Inc. and Frisco Partners.

     “Requisite Investors” shall mean any combination of at least three of the following four Investors: (i) the Family Investor, (ii) Bain Capital Fund IX, L.P., (iii) ML Global Private Equity Fund, L.P. and (iv) collectively, KKR Millennium Fund, L.P. and KKR PEI Investments, L.P.; provided that, for purposes of Section 2.12, the “Requisite Investors” shall not include any Investor which is an Affected Investor.
4. MISCELLANEOUS.
     4.1. Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by the Requisite Investors; provided that no provision of this Agreement (excluding exhibits) may be amended in a manner that disproportionately materially adversely affects an Investor without such Investor’s consent.
     4.2. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof
     4.3. Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including specific performance). In the event that Parent determines to enforce the provisions of the Equity Commitment Letters in accordance with this Agreement, and the Requisite Investors are prepared to cause Parent to consummate the Merger in accordance with Section 2.2 of this Agreement and to fund their Commitments upon consummation of the Merger, as evidenced in writing to the other Investors (the Investors who are so prepared, the “Closing Investors”), but one or more Investors fails to fund its Commitment or provides written notice that it will not fund its Commitment (each such Investor, a “Failing Investor”), the parties agree that Parent, acting at the direction of the Closing Investors (which, pursuant to Section 2.1, must include the Requisite Investors), shall be entitled, at their discretion, to either (a) specific performance of the terms of this Agreement, whether before or after the Closing, together with any costs of enforcement incurred by the Closing Investors in seeking to enforce such remedy or (b) payment by the Failing Investors in an amount equal to the out-of-pocket damages incurred by such Closing Investors (including amounts paid under any such Investor’s Guarantee) in an amount not to exceed such Failing Investor’s Commitment. If the Closing Investors determine to cause Parent to enforce the remedy described in the preceding sentence against any Failing Investor, they must do so against all Failing Investors and, prior to doing so, the Closing Investors must affirm their willingness to fund their Commitments. If Parent, acting at the direction of the Investors entitled to enforce this Agreement in respect of any provision hereof, elects to do so against another Investor, it must do so against any other Investor that has similarly failed to perform with respect to the same provision hereof. Parent will not have the right to recover lost profits or benefit of the bargain damages or any special, indirect, or consequential damages (other than out-of-pocket damages referred to above) from any Failing Investor; its only damages remedy against a Failing Investor is set forth above in clauses (a) and (b) of the second sentence of this paragraph. If there are multiple Failing Investors, each Failing Investor’s portion of the total obligations hereunder shall be the amount equal to the product of (a) the amounts due from all Failing Investors hereunder multiplied by (b) a fraction of which the numerator is the amount of such Failing Investor’s Commitment and the denominator is the sum of all Failing Investors’ Commitments. In no event will any Investor be liable under this Agreement in an amount that exceeds the amount of such Investor’s Commitment less the amounts previously funded pursuant to such Investor’s Equity Commitment Letter and Guarantee, regardless of the form of action (including breach of warranty, breach of contract, tort, negligence, strict liability or statutory) or type of damages. If any Investor for any reason pays damages to the Company and/or Parent in an amount greater than the amount of its Commitment, to the extent that Parent receives any such amount, Parent shall promptly return to such Investor the amount received from such Investor in excess of its Commitment.
     4.4. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, Parent and each Investor covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future directors, officers, agents, affiliates, general or limited partners, members, managers or stockholders of any Investor or any former, current or future directors, officers, agents, affiliates, employees, general or limited partners, members, managers or stockholders of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future director, officer, employee, general or limited partner or member or manager of any Investor or of any partner, member, manager or affiliate thereof, as such, for any obligation of any Investor under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.
     4.5. Governing Law; Consent to Jurisdiction. This Agreement, and any disputes hereunder, shall be governed by and construed in accordance with the internal laws of the State of New York. In addition, each party (i) irrevocably and unconditionally consents and submits to the personal jurisdiction of the state and federal courts of the United States of America located in the State of New York solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iii) waives any claim of improper venue or any claim that the courts of the State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (iv) agrees that it will not bring any action relating to this Agreement in any court other than the courts of the State of New York and (v) to the fullest extent permitted by Law, consents to service being made through the notice procedures set forth in Section 10.1 of the Merger Agreement.
     4.6. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF

ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     4.7. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.
     4.8. Other Agreements; Assignment. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms. Other than as provided herein, this Agreement shall not be assigned without the prior written consent of the parties hereto.
     4.9. Consultation. Each party shall keep the other parties informed of its expectations and intentions regarding the Merger and the transactions contemplated hereby and will notify the other parties hereto promptly of any changes therein.
     4.10. Confidentiality. Each party hereto agrees to, and shall cause its affiliates, directors, officers, employees, agents, advisors and representatives (“Representatives”) to, keep any information supplied by or on behalf of any of the other parties to this letter agreement, confidential (“Confidential Information”) and to use, and cause its Representatives to use, the Confidential Information only in connection with the Merger and the transactions contemplated hereby; provided, however, that the term “Confidential Information” does not include information that (a) is already in such party’s possession, provided that such information is not subject to another confidentiality agreement with or other obligation of secrecy to any person, (b) is or becomes generally available to the public other than as a result of a disclosure, directly or indirectly, by such party or such party’s Representatives, or (c) is or becomes available to such party on a non-confidential basis from a source other than any of the parties hereto or any of their respective Representatives, provided that such source is not known by such party to be bound by a confidentiality agreement with or other obligation of secrecy to any person; provided further, however, that that nothing herein shall prevent any part hereto from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such party, (iii) to the extent required by law or regulation, (iv) to the extent necessary in connection with the exercise of any remedy, hereunder, (v) in connection with a sell-down made in accordance with the sell-down procedures described in Schedule B. and (vi) to such party’s Representatives that need to know such information (it being understood and agreed that, in the case of clause (i), (ii) or (iii), such party shall notify the other parties hereto of the proposed disclosure as far in advance of such disclosure as practicable and use reasonable efforts to ensure that any information so disclosed is accorded confidential treatment, when and if available).

     4.11. Family Investor Rollover. Parent, the Family Investor and each Sponsor Investor will cooperate to structure the contribution of the equity held by the Family Investor to Parent as contemplated by the Equity Commitment Letter executed by the Family Investor as a tax-free exchange (other than with respect to any cash received by the Family Investor in the Merger) to the extent permitted by law; provided, however, that under no circumstances shall any party be required to take any action or agree to any amendment, waiver or modification of the Merger Agreement or any related agreement (including this Agreement) pursuant to this Section 4.11 if such action or amendment, waiver or modification would be adverse to such person or any Sponsor Investor (provided that the incurrence of immaterial costs or expenses shall not be deemed to be adverse for purposes of this sentence). In addition, none of the Parent or any Sponsor Investor may take any action to amend, modify or waive any provision of the Merger Agreement or any related agreement (including this Agreement) if such amendment, waiver or modification would result in an adverse change in the ability of the Family Investor to contribute the equity held by it to Parent as a tax-free exchange (other than with respect to any cash received by the Family Investor in the Merger).
     4.12. PR Coordination. Each party hereto will coordinate in good faith any and all press releases and other public relations matters with respect to the Merger and the transactions contemplated hereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Merger and the transactions contemplated hereby without prior consent of the Four Investors.
     4.13. Non-Circumvention. Each party hereto agrees that it shall not indirectly accomplish that which it is not permitted to accomplish directly under this Agreement.
     4.14. General. Nothing in this letter agreement shall be deemed to constitute a partnership between any of the parties, nor constitute any part the agent of any other party for any purpose.
[Signature pages follow]

     IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

HERCULES HOLDING II, LLC

By:	/s/ Chris Gordon

Name: Chris Gordon
Title: President and Assistant Secretary

BAIN CAPITAL FUND IX, L.P.

By: BAIN CAPITAL PARTNERS IX, L.P.,
its general partner

By:	BAIN CAPITAL INVESTORS, LLC,
its general partner

By:	/s/ Stephen Pagliuca

Name:	Stephen Pagliuca
Title:	Authorized Person

KKR MILLENNIUM FUND, L.P.

By:	KKR ASSOCIATES MILLENNIUM L.P.,
its general partner

By:	KKR MILLENNIUM GP LLC,
its general partner

By:	/s/ Scott C. Nuttall

Name: Scott C. Nuttall
Title: Member

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P.
Its General Partner

By:	KKR PEI GP Limited
The General Partner of KKR PEI Associates, L.P.

By:	/s/ Scott C. Nuttall

Name: Scott C. Nuttall
Title: Director

ML GLOBAL PRIVATE EQUITY FUND, L.P.

By:	MLGPE LTD, its General Partner

By:	/s/ Nathan Thorne

Name: Nathan Thorne
Title: Authorized Person

FRISCO, INC.

By:	/s/ Thomas F. Frist, Jr.

Name: Thomas F. Frist, Jr.
Title: Authorized Person

FRISCO PARTNERS

By:	/s/ Thomas F. Frist, Jr.

Name: Thomas F. Frist, Jr.
Title: Authorized Person

BANC OF AMERICA SECURITIES LLC

By:	/s/ Bruce R. Thompson

Name: Bruce R. Thompson
Title: Managing Director

CITIGROUP INC.

By:	/s/ Robert Druskin

Name: Robert Druskin
Title: Authorized Person